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Exhibit 99.1

Press Contact: Laura Whitaker
Vice President of Marketing Communications
Leitch Incorporated
Tel: +1 416-445-9640
Laura.Whitaker@leitch.com

Leitch Investor Contact: Reg Tiessen
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com

www.leitch.com
June 10, 2003	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS

        TORONTO, ONTARIO — Leitch Technology Corporation (NASDAQ: LVID, TSE: LTV) today announced its financial results for the fourth quarter and year ended April 30, 2003. As previously announced on May 6, 2003, revenue for the fourth quarter was $38.2 million, representing a 22% decrease from $49.1 million in the prior quarter and a 25% decrease from $50.8 million during the same period last year. The decrease in demand for the Company's products is believed to be an aberration attributable to short-term factors during the quarter, primarily the war in Iraq and associated economic uncertainty. To a lesser extent, a weaker U.S. dollar and the outbreak of SARS in Asia also contributed to the reduction in revenue.

        "During a very challenging quarter, the Company demonstrated steady progress toward our strategic goals," said Margaret Craig, President and CEO. "Leitch's presence at NAB was extraordinary. We showed a large number of innovative new products, announced highly respected additions to the management team, and delivered clear messages to the market. We are focused on deriving profitable results from these initiatives, and remain committed to a high level of operating discipline within the Company. Our ongoing balance sheet improvements and expense management activities will ensure that the Company continues to have the financial strength to survive the effects of unanticipated external events."

        Gross margin in the fourth quarter of fiscal 2003 was $17.6 million or 46% of revenue compared to $24.3 million or 50% of revenue in the prior quarter and $27.6 million or 54% of revenue in the same period of fiscal 2002. Gross margin during the quarter was negatively impacted by lower production volumes and by a weakening U.S. dollar.

Leitch Technology Corporation
150 Ferrand Drive, Ontario M3C 3E5 CANADA
Telephone: (416) 445-9640 or (800) 387-0233 Fax: (416) 443-3088
www.leitch.com

        Earnings (loss) from continuing operations before amortization and equity interests adjusted for income taxes ("Net Operating Income (Loss)")* for the quarter were ($7.3) million or ($0.25) per share compared to ($0.4) million or ($0.01) per share for the prior quarter and $0.2 million or $0.01 per share for the same period last year. The decline in Net Operating Income (Loss) from the third quarter resulted from lower revenue in the quarter as well as higher sales and administrative expenses as the Company attends the National Association of Broadcasters ("NAB") tradeshow in its fourth quarter each year.

        The Company also announced that it has put in process its previously announced plans to remove between 5 and 10 percent of the Company's cost base. The cost reductions are being made across most functional areas and will be completed during the first and second quarter of fiscal 2004. The Company expects to take a $2 million charge in its first quarter relative to these changes.

        "The Company continually monitors its expense base for efficiencies," said Reg Tiessen, Chief Financial Officer. "These expense reductions are expected to improve profitability while not impairing the Company's ability to execute on its strategic plan. We remain committed to the new product flow and operational excellence that will position Leitch for leadership in an improving market."

        Also, the Company has performed its annual valuation of goodwill and acquired technology, and has recorded an impairment charge to reduce the goodwill on its balance sheet to nil. The total non-cash charge included in the Company's fourth quarter results due to the impairment charge write-down was $83.1 million. "The charge in no way reflects a reduction in the strategic value of the acquisitions made," said Mr. Tiessen. "All of the acquisitions made are key to Leitch's strategic plan. The charge primarily reflects a change in the valuation environment."

        As a result, net loss in the fourth quarter of fiscal 2003 was ($91.8) million or ($3.08) per share compared to ($1.9) million or ($0.06) per share in the prior quarter and ($20.6) million or ($0.69) per share during the fourth quarter of fiscal 2002. Prior year results included non-cash charges totaling $16.6 million related to discontinued operations and the write down of partly owned businesses.

        Revenue for the year ended April 30, 2003 was $180.0 million compared to $198.2 million last year, a decrease of 9%. Net Operating Loss* for fiscal 2003 was ($9.6) million or ($0.32) pre share compared to Net Operating Income of $1.0 million or $0.03 per share in fiscal 2002. Net loss for fiscal 2003 was ($98.5) million compared to ($44.7) million or ($1.50) per share in fiscal 2002. Cash flow from continuing operations was $16.4 million for fiscal 2003, compared to $7.4m last year.

        Gross margin for the year ended April 30, 2003 was $89.6 million or 50% compared to $104.7 million or 53% in fiscal 2002. The reduction in gross margin percentage was due to a combination of fixed overheads spread over a lower production volume, specific lower margin sales as part of the Company's inventory reduction plans, the product mix sold, continued competitive pricing pressures and foreign currency fluctuations.

        The reduction in Net Operating Income (Loss)* in fiscal 2003 compared to fiscal 2002 was primarily the result of decreased revenues. The reasons for the increase in the net loss from 2002 to 2003 were the write-downs of goodwill and acquired technology and the decrease in revenue. This was offset by the write-downs of investments and loss from discontinued operations recorded in fiscal 2002.

        The Company's cash position continued to strengthen during the fourth quarter, growing to $18.6 million at April 30, 2003 from $14.0 million in the previous quarter and $7.9 million at April 30, 2002. The Company's accounts receivable balance dropped from $49.4 million at April 30, 2002 and $42.9 million in the prior quarter to $29.9 million at year end. The Company's inventory balance dropped from $65.0 million at April 30, 2002 and $57.0 million in the prior quarter to $56.9 million at year end. Due to the operating results of the fourth quarter, the Company has significantly reduced access to its line of credit, however the Company has no debt on its balance sheet and does not foresee requiring its bank lines for operating purposes. The Company is considering its options in this regard.

NASDAQ National Market Listing

        The Company has decided to voluntarily de-list its common shares from the NASDAQ National Market (symbol: LVID) and will do so effective close of business July 22, 2003. Commencing July 23, 2003 all trading in the Company's shares will be consolidated through the Company's primary stock exchange, The Toronto Stock Exchange. The Company continues to meet the NASDAQ's listing requirements but given that almost all of the trading in the Company's securities occurs through The Toronto Stock Exchange the Company has chosen to save all costs associated with the listing. The Company will save both direct costs for maintaining the listing but also increased indirect costs associated with maintaining a listing in the United States such as increased Directors and Officers insurance costs. Reg Tiessen, CFO, commented, "The consolidation of our listing on a single exchange is not expected to impact our US shareholders since virtually all of the trading in the Company's stock occurs through The Toronto Stock Exchange at this time. The Company will consider re-listing in the US at the right time in the future."

        Also, after de-listing from the NASDAQ the Company may consider filing the necessary documentation in order to cease to be a reporting issuer in the United States pursuant to the Securities Exchange Act of 1934. After this occurs, the Company will cease to file documents with the US Securities and Exchange Commission, however all documents will continue to be available through SEDAR (System for Electronic Document Analysis and Retrieval) pursuant to Canadian securities laws.

        * See Definitions section below.

Definitions

        It is important to note that Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP or as a measure of operating performance or profitability. Net Operating Income does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove acquisition and investment related charges as well as discontinued operations which the Company views as outside its core operating results. The following table reconciles net earnings (loss) to Net Operating Income (Loss):

	Three months ended
	April 30, 2003	January 31, 2003	April 30, 2002
	(in millions of C$)
Net loss under Canadian GAAP	$(91.8)	$(1.9)	$(20.6)
Amortization of acquired technology	1.5	1.5	1.5
Write-down of acquired technology and goodwill	83.1	—	—
Equity interest in losses of partly owned businesses	(0.1)	—	15.3
Income taxes — partly owned businesses	—	—	2.7
Estimated loss on disposal of discontinued operations, net of tax benefit	—	—	1.3

Net Operating Income (Loss)	$(7.3)	$(0.4)	$0.2

	Year ended April 30,
	2003	2002
	(in millions)
Net earnings (loss) under Canadian GAAP	$(98.5)	$(44.4)
Amortization of acquired technology and goodwill	6.0	5.8
Write-down of acquired technology and goodwill	83.1	—
Equity interest in losses of partly owned businesses	(0.2)	30.0
Income taxes — partly owned businesses	—	2.2
Loss from discontinued operations, net of tax benefit	—	2.1
Estimated loss on disposal of discontinued operations, net of tax benefit	—	5.3

Net Operating Income	$(9.6)	$1.0

Forward Looking Statements

        This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may", "will", "expect", "anticipate", "estimate", "plans", "continue", or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions and expansion opportunities, technological change which may impact the Company's capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company's capital expenditures, any of which could cause actual results to vary materially from current results or the Company's currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

        Leitch Technology Corporation is a global leader in the design, development and distribution of high-performance audio and video infrastructure to the professional video industry. Applications for Leitch products span the marketplace and include broadcast, post production, telecommunications, cable, Internet and business to business. Leitch's main operating segments are Video Processing and Distribution, Video Servers and Post Production, which together provide products and solutions that address every aspect of the professional video production process. With more than thirty years in the industry, worldwide offices and distributors, and a broad, Emmy® award-winning portfolio of products, Leitch is helping deliver high-quality video to viewers in every corner of the globe.

Leitch Technology Corporation
Consolidated Statements of Earnings — Fourth Quarter 2003
(In thousands of Canadian dollars, except percentage, share and per share amounts — Unaudited)

	Three months ended April 30, 2003	Three months ended April 30, 2002	Year ended April 30, 2003	Year ended April 30, 2002
Revenue	$38,216	$50,827	$179,981	$198,242
Cost of goods sold	20,632	23,249	90,334	93,548

Gross margin	17,584	27,578	89,647	104,694
Expenses (income):
Selling and administrative	17,493	18,213	68,411	69,782
Gross research and development	9,509	9,772	36,760	37,353
Investment tax credits	(878)	(701)	(3,532)	(3,516)
Interest income, net	(87)	(13)	(144)	(260)

	26,037	27,271	101,495	103,359

Earnings (loss) from continuing operations before amortization, equity interest and income taxes	(8,453)	307	(11,848)	1,335
Write-down and amortization:
Goodwill	73,824	—	73,824	—
Acquired technology	10,746	1,496	15,258	5,801
Equity interest in (earnings) losses of partly owned businesses	(68)	15,338	(189)	30,245

Loss from continuing operations before income taxes	(92,955)	(16,527)	(100,741)	(34,711)
Income taxes	(1,123)	152	(2,245)	382
Income taxes — partly owned businesses	—	2,652	—	2,133

	(1,123)	2,804	(2,245)	2,515

Loss from continuing operations	(91,832)	(19,331)	(98,496)	(37,226)
Loss from discontinued operations, net of tax benefit	—	—	—	(2,099)
Estimated loss on disposal of discontinued operations, net of tax benefit	—	(1,311)	—	(5,347)

Net loss	$(91,832)	$(20,642)	$(98,496)	$(44,672)

Loss per share from continuing operations:
Basic	$(3.08)	$(0.65)	$(3.31)	$(1.25)
Diluted	$(3.08)	$(0.65)	$(3.31)	$(1.25)

Loss per share:
Basic	$(3.08)	$(0.69)	$(3.31)	$(1.50)
Diluted	$(3.08)	$(0.69)	$(3.31)	$(1.50)

Weighted average number of shares outstanding (thousands):
Basic	29,782	29,782	29,782	29,782
Diluted	29,782	29,782	29,782	29,782

% of Revenue
Gross margin	46%	54%	50%	53%
Sales and administrative	46%	36%	38%	35%
Gross research and development	25%	19%	20%	19%
Net operating income (loss)	-19%	0%	-5%	0%
Net loss	-240%	-41%	-55%	-23%

Leitch Technology Corporation
Consolidated Statements of Cash Flows — Fourth Quarter 2003
(In thousands of Canadian dollars — Unaudited)

	Three months ended April 30, 2003	Three months ended April 30, 2002	Year ended April 30, 2003	Year ended April 30, 2002
Cash flows provided by (used in):
Operating activities:
Loss from continuing operations	$(91,832)	$(19,331)	$(98,496)	$(37,226)
Items not involving cash:
Depreciation	3,544	2,613	13,184	9,966
Future income taxes	(1,760)	3,762	(5,301)	(4,129)
Amortization of goodwill and acquired technology	1,501	1,496	6,013	5,801
Write-down of goodwill and acquired technology	83,069	—	83,069	—
Equity interest in (earnings) losses of partly owned businesses	(68)	15,338	(189)	30,245
Loss (gain) on disposal of capital assets	6	(463)	272	(406)
Net change in non-cash balances related to continuing operations	14,414	648	17,821	4,605

Cash flows provided by continuing operations	8,874	4,063	16,373	8,856
Cash flows used in discontinued operations	—	(2,420)	(508)	(5,339)

Cash flows provided by operating activities	8,874	1,643	15,865	3,517
Financing activities:
Cash flows provided by (used in) financing activities	—	—	—	—
Investing activities:
Investment in capital assets	67	(1,342)	(3,642)	(14,953)
Business acquisitions and investments, net of cash acquired		(989)		(989)
Proceeds from disposal of capital assets	—	1,123	3,062	3,123

Cash flows provided by (used in) investing activities	67	(1,208)	(580)	(12,819)
Change in cash balances due to foreign exchange	(4,378)	(516)	(4,667)	3,258

Increase (decrease) in cash and cash equivalents	4,563	(81)	10,618	(6,044)
Cash and cash equivalents, beginning of period	13,997	8,023	7,942	13,986

Cash and cash equivalents, end of period	$18,560	$7,942	$18,560	$7,942

Supplementary cash flow information:
Income taxes paid	$(7)	$195	$1,176	$3,492
Interest paid	3	63	109	307

Leitch Technology Corporation
Consolidated Balance Sheets — Fourth Quarter 2003
(In thousands of Canadian dollars except for key ratios — Unaudited)

	April 30, 2003	April 30, 2002
Assets
Current assets:
Cash and cash equivalents	$18,560	$7,942
Accounts receivable	29,916	49,403
Inventory	56,873	65,052
Future income taxes	5,705	4,937
Income taxes recoverable	1,153	2,989
Prepaid expenses and other assets	6,128	7,225

	118,335	137,548
Capital assets	47,403	60,675
Future income taxes	20,020	19,176
Investments in partly owned businesses	1,708	1,777
Acquired technology	—	15,258
Goodwill	—	73,824

	$187,466	$308,258

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$24,837	$38,162
Future income taxes	—	2,437
Income taxes payable	39	—

	24,876	40,599
Future income taxes	5,407	6,659
Shareholders' equity:
Capital stock	214,066	214,066
Cumulative translation account	841	6,162
Retained earnings	(57,724)	40,772

	157,183	261,000
Commitments and contingencies
	$187,466	$308,258

Key Ratios:
Days sales outstanding	70	87
Inventory turns	1.59	1.43

SEGMENTED INFORMATION

        For a full description of the Company's operating segments, reference should be made to Leitch's 2002 Annual Report.

a)    Industry Segments

Three Months Ended April 30, 2003	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:
External	$27,256	$5,730	$5,230	$—	$—	$38,216
Internal	—	—	—	1,152	(1,152)	—

	27,256	5,730	5,230	1,152	(1,152)	$38,216

Contribution margin	6,870	370	1,713	1,152	(1,152)	8,953
Selling and administrative						17,493
Investment income						(87)

Earnings from continuing operations before amortization, equity interests and income taxes						$(8,453)

Total assets	$131,868	$29,294	$18,002	$8,301	$—	$187,466
Capital asset expenditures	(49)	(11)	(7)	—	—	(67)
Three Months Ended April 30, 2002	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:
External	$37,626	$8,120	$5,081	$—	$—	$50,827
Internal	—	—	—	1,532	(1,532)	—

	37,626	8,120	5,081	1,532	(1,532)	$50,827

Contribution margin	14,678	1,884	1,945	1,532	(1,532)	18,507
Selling and administrative						18,213
Investment income						(13)

Earnings from continuing operations before amortization, equity interests and income taxes						$307

Total assets	$195,052	$55,362	$45,889	$11,091	$—	$307,394
Capital asset expenditures	1,036	294	244	—	—	1,574
Year Ended April 30, 2003	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:
External	$126,537	$32,667	$20,777	$—	$—	$179,981
Internal	—	—	—	4,608	(4,608)	—

	126,537	32,667	20,777	4,608	(4,608)	$179,981

Contribution margin	43,236	5,702	7,480	4,608	(4,608)	56,419
Selling and administrative						68,411
Investment income						(144)

Earnings from continuing operations before amortization, equity interests and income taxes						$(11,848)

Total assets	$131,868	$29,294	$18,002	$8,301	$—	$187,466
Capital asset expenditures	2,290	691	661	—	—	3,642

SEGMENTED INFORMATION (CONTINUED)

a)    Industry Segments (Continued)

Year Ended April 30, 2002	Video processing and distribution	Servers	Post production	Other	Inter-segment eliminations	Total
Revenue:
External	$140,779	$35,252	$22,211	$—	$—	$198,242
Internal	—	—	—	3,258	(3,258)	—

	140,779	35,252	22,211	3,258	(3,258)	$198,242

Contribution margin	53,128	9,488	8,241	3,258	(3,258)	70,857
Selling and administrative						69,782
Investment income						(260)

Earnings from continuing operations before amortization, equity interests and income taxes						$1,335

Total assets	$195,052	$55,362	$45,889	$11,091	$—	$307,394
Capital asset expenditures	11,158	1,647	1,765	—	—	14,570

b)    Geographic Segments

Three Months Ended April 30, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$18,794	$6,904	$6,896	$5,622	$38,216
Identifiable assets	55,627	32,200	94,183	5,456	187,466
Goodwill and acquired technology	—	—	—	—	—
Three Months Ended April 30, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$24,093	$10,980	$8,556	$7,198	$50,827
Identifiable assets	69,875	31,100	109,213	8,124	218,312
Goodwill and acquired technology	20,705	12,934	55,443	—	89,082
Year Ended April 30, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$89,874	$33,034	$27,134	$29,939	$179,981
Identifiable assets	55,627	32,200	94,183	5,456	187,466
Goodwill and acquired technology	—	—	—	—	—
Year Ended April 30, 2002	United States	Europe	Non-U.S. Americas	Pacific Rim	Total
Revenue	$97,119	$39,065	$32,611	$29,447	$198,242
Identifiable assets	69,875	31,100	109,213	8,124	218,312
Goodwill and acquired technology	20,705	12,934	55,443	—	89,082

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PRESS RELEASE
Consolidated Statements of Earnings[nc_sp,\t\]—[nc_so,\t\]Fourth Quarter 2003
Consolidated Statements of Cash Flows — Fourth Quarter 2003
Consolidated Balance Sheets — Fourth Quarter 2003
SEGMENTED INFORMATION
SEGMENTED INFORMATION (CONTINUED)